                                                                    EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT

The Employee Welfare Benefits Plan Committee of
FMC Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-76214) on Form S-8 of FMC Technologies, Inc. of our report dated June 26, 2002, with respect to the statement of net assets available for benefits of FMC Technologies, Inc. Savings and Investment Plan, as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period September 28, 2001 to December 31, 2001, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2001 Annual Report on Form 11-K of FMC Technologies, Inc. Savings and Investment Plan for the period ended December 31, 2001.

/s/ KPMG LLP

Chicago, Illinois
June 26, 2002